

Mail Stop 3720

December 21, 2007

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

      Re: EchoStar Holding Corporation
           Form 10-12B/A
           Filed December 12, 2007
           File No. 001-33807

Dear Mr. Ergen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

The Spin-Off, page 33

Conditions to the Spin-Off, page 43

1.   We note your revised disclosure here and elsewhere regarding ECC's ability to waive the conditions to the spin-off under the Separation Agreement. Please clarify whether ECC has absolute discretion to waive the conditions or there are any limits on its ability to waive the conditions in the Separation Agreement.

2.   Disclose whether it is your intent to redistribute the information statement prior to consummation of the spin-off if ECC waives any material condition. We believe redistribution would generally be required if you waive a material condition to the spin-off such that the previously provided disclosure about the terms of the spin-off is rendered materially misleading.

Unaudited Pro Forma Combined and Adjusted Financial Information, page 45

3.   We note your response to prior comment 28. Please disclose that you "performed a preliminary assessment of the recoverability of the satellites to be contributed by ECC as if the spin-off had been consummated and preliminary concluded that the recoverability of the satellites will not be impaired as of the distribution date." We note your disclosures on pages 3, 17, 55 and 78.

Adjustments to Pro Forma Combined Statements of Operations, page 53

4.   We note your response to prior comment 18. Please expand the description of the adjustment to incorporate your response including the expected weighted-average interest rate. Also, disclose why you are assuming that the $1 billion cash contribution is an investment and will not be used for working capital purposes. We note your disclosures on page 65.

5.   We note your response to prior comment 20. Please disclose the nature and amount of each intangible asset. Also, disclose how you estimated that 44% of the excess of the purchase price over the carrying value should be allocated to the intangible assets.

Management' Discussion and Analysis of Financial Condition and Results of Operations, page 54

Executive Overview, page 54

6.   We note your addition of an Executive Overview in response to our prior comments 21 and 22. Since the "agreed upon margin" at which you will sell set-

top boxes to ECC appears significant to your expected revenues and income as well as your ability to meet future capital requirements, please expand your disclosure of the "agreed upon margin." Explain what it is or how it will be determined. Describe the material terms of the agreement with ECC that will control the sale of set-top boxes. Tell us in your response letter which of the "Certain Intercompany Agreements" summarized beginning on page 109 controls this "agreed upon margin." If this is not one of the agreements you have filed as an exhibit, explain to us why not.

7.   Expand your overview to discuss how you expect to earn revenue and income from the fixed satellite services business, including a discussion of material relevant agreements with ECC. Additionally, provide insight into material opportunities and challenges associated with separating these assets from ECC and operating them as an independent business.

Liquidity and Capital Resources, page 65

Capital Requirements, 65

8.   Revise to provide greater insight into the nature and anticipated timing of your future capital requirements that "will be substantial." As an example, expand the first bullet point to discuss the possible "strategic initiatives" for which you may require cash.

Compensation Discussion and Analysis, page 92

9.   Revise your introductory paragraph beginning on page 92 to make clear that you are describing the expected compensation policies of the spun-off company. While we note that your disclosure often refers back to ECC's policies since you expect the spun-off company's policies to be similar, it should be clear that the CD&A is describing the expected compensation policy of the spun-off company.

10.   We note your response to our prior comment 33. In your introductory part of your CD&A, make clear that the compensation to your named executive officers (other than Mr. Han and Mr. Dodge) has not yet been determined and you will not have entered into employment agreements at the time of the spin-off. Therefore, although you expect to determine such compensation based on similar policies, the historical ECC compensation disclosure provided is not necessarily indicative of future compensation by the spun-off company.

11.   The disclosure under the headings "Incentive Compensation," "General Equity Incentives," and "Practices Regarding Grant of Equity Incentives" on page 95 discusses ECC's policies without reference to the spun-off company's plan going forward. Revise to disclose the spun-off company's plans going forward. In

doing so, explain how the four plans adopted by the spun-off company described on pages 95 and 96 fit within those plans.

Security Ownership of Certain Beneficial Owners and Management, page 104

12.   Provide a clear explanation of what the Class A Common Stock ownership table included in footnote (4) on page 105 represents. Clarify that the table reflects ownership of the Class A Common Stock without taking into account the shares into which the Class B Common Stock is convertible.

13.   To the extent not widely held, please disclose the natural person(s) who have voting and/or investment control over the shares held by beneficial holders that are not natural persons, including Dodge & Cox, Fairholme Capital Management and Harris Associates L.P.

Certain Intercompany Agreements, page 109

14.   Since the various intercompany agreements will be finalized prior to the distribution date, please file the agreements as exhibits to the Form 10 or advise us you believe you are not required to do so. To the extent there are material changes to agreement provisions as described in the information statement, advise how you will convey such changes to stockholders after circulation of the information statement.

15.   Disclose the amount of expense that the company expects to incur on an annual basis under the terms of the shared management services agreement. Also provide enhanced disclosure throughout this section that explains how the parties will determine the "fair market value" of the various services provided and quantify the amounts of the fees payable, if known.

Description of Our Capital Stock, page 116

Provisions of Our Articles of Incorporation Related to Related-Party Transactions and Corporate Opportunities, page 117

16.   We note your revised disclosure stating that shareholders will be deemed to have consented to the corporate opportunities provisions of your articles of incorporation. Please explain to us in your response letter the significance of such consent and why you believe this deemed consent is valid under state law.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Legal Branch Chief

cc: via facsimile (650) 461-5700
       Scott D. Miller, Esq.
       Sullivan & Cromwell LLP